Contact

www.linkedin.com/in/joelputhoff
(LinkedIn)
cutt.ly/4z2wpmY (Portfolio)
www.linxy.live (Company)
www.fortune5consulting.com
(Personal)

Top Skills

Leadership Development
Personal Training
Sales Management

Publications

Capability Fuel

Joel Puthoff

Connecting minds, merging professional initiatives & building
communities @ Linxy locations and events | Entrepreneur | Inventor |
Author | Sociogenomics
Charlotte, North Carolina, United States

Summary

Linxy - The ärt of connection is now at your fingertips. Real Time,
Real Places, Real Connections.

My experience building product and service organizations has
offered me many great learnings.
From building teams to driving scaling initiatives, team performance
and organizational success is where I worked to create my corest of
competencies.

On that journey of providing + building solutions to advance team
performance, I extended my deep research past organizational and
system success, into what holistically drives human performance
professionally, biologically, spiritually, and physiologically.

This took my human performance studies deep into neuroscience,
epigenome, microbiome health, habit optimization, and self and
social leadership.

There are a core group of human capabilities capable of
transcending human development, and these ancient wisdoms and
scientific metrics, caught my fascination.

My book, Capability Fuel, took me on a multiple year journey as a
writer and high performance curiositor, and led me toward optimal
health parameters for wellness, longevity, and durability. As an
athlete and a challenged professional.
Amazon book link - https://cutt.ly/4z2wpmY

Favorite topics to discuss:
Epigenetics, anti-inflamation, autophagy, athletic performance,
habit & behaviors, mental frameworks, consciousness, technology,
Sociogenomics, social leadership, and unity.

PÜRFORM was born during the pandemic when new solutions were sought for added cleanliness and confidence in the hospitality and medical industries.
Convenient hand hygiene for workers on-the-go!

I'm a business leader that loves building new solutions for challenges a/effecting personal and organizational performance.

Together we can do more.

———

Experience

Linxy
Founder/CEO
January 2023 - Present (1 year 3 months)
Charlotte, North Carolina, United States

Designed Encounters

Linxy was built on the belief that the best connections come from real interactions. We enable immediate, in-person communication, to skip meaningless chit-chat.

Giving people power where they didn't have it before. Connect with a community of verified users, designed by you

PÜRFORM
Founder
April 2021 - Present (3 years)
Charlotte, North Carolina, United States

The Antimicrobial Sanitizing Pouch & Apron
- SaniPouch

* You in Your Purest Form *

- Patent Pending Pouch and Apron

Where touch-points still exist, you can rely on Pürform.

Hand Cleaning Station for Hospitality and Medical workers on-the-go.

Fortune 5 Consulting
President
March 2014 - January 2022 (7 years 11 months)

Fortune 5 Consulting exists to solve the critical operational and sales challenges affecting organizations, both large and small. With a focus on system optimization and revenue generation, our people-centric approach is not only what differentiates us, but also what transcends the teams and cultures we build. We provide a unique set of services and solutions to help organizations optimize sales teams, increase sales success rate, and strengthen operational capabilities. Our mission is to improve team performance by advancing individual and collaborative capabilities that generate momentum and results for organizational excellence.

F5C has helped many small and medium size organizations in the contracting and technology service industries, grow their sales organization with systems and team development. We offer coaching, training, and workshop support to those organizations looking to improve their selling capabilities, and optimize the systems within.

https://www.fortune5consulting.com

Young Entrepreneurs Across America
11 years 4 months

Vice President
2009 - January 2017 (8 years)
Carolinas

YEAA is a student development program that trains motivated college students how to run their own small business, while going to school. My training and consulting program, developed the students in many areas within the business world including:
Marketing
Sales
Recruiting/Human Resources
Management/Leadership
Profit Analysis
Communication-Messaging
Organization
Customer Service!

Students get a unique opportunity to start and run their own business from the ground up, with our team of mentors, coaching and consulting them through each stage.

For 8 straight years I was able to produce >20% YOY revenue growth as the franchise director, while partnering with 1 or 2 new Universities each year. I managed hundreds of small franchises and worked with 13 regional Universities. I employed full-time Regional Managers that progressed through the program as well as many part-time college interns. In my last year running the southeast division, we sold and produced $2.8M in revenue with very strong profits as a division.

District Manager
August 2007 - August 2009 (2 years 1 month)
Ohio and North Carolina

Branch Manager
October 2005 - August 2007 (1 year 11 months)
Springfield, Ohio

I ran my own house painting business as a sophomore in college. I joined YEAA because I have always had aspirations of running a business growing up and this program trained me to do exactly that.

I sourced, interviewed, hired and trained my own employees. Through marketing and lead generation, I gave bids to home owners for the painting of their homes and performed all the sales to secure the contracts for the business. Through quality work and great customer service, I built my business and my clientele for the 25 employees I had while in college. I managed a team of painters and marketers to generate revenue and produce quality work.

Through all of this I was able to run a $55,000 business in my first summer, $85,000 in my second and a $116,000 in my third. YEAA taught me many skills that I needed to be successful in running and growing a business, while helping me pay my way through school, and providing jobs to other colleagues of mine.

Carolina Complete Services, LLC
Company Owner
March 2014 - October 2014 (8 months)

I started a home repair and remodeling business with my partner, Jon Mowery. We provided carpentry services to homeowners. Anything from small repairs to large renovations. After building the business, the name and the clientele, I sold the business to my partner. Carolina Complete Services remains a strong carpentry business and the new owner, Jon Mowery, is a great carpenter for anyone with home repairs and renovations needs.

Education

Wittenberg University

Business Management · (2004 - 2008)